UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 17, 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes          No     X

Press Release

Adecco increases sales and profits in 2004

“2004: a tough start of the year ended positively”, CEO says

2004 Full Year Highlights:
•	Revenues of EUR 17.2 billion, with a 6% growth for the year and acceleration to 14% in Q4
•	Gross margin stabilization for the year with improvements in Q4 at Adecco Staffing and Ajilon
•	Net income of EUR 332 million, up 9% above last year, up 20% on an underlying basis
•	Adecco US: profit turnaround, normalised audit and SEC investigation terminated
•	Net debt[1] reduced by EUR 625 million to EUR 299 million; regained investment grade status
•	Dividend increase of 43% to CHF 1.00 per share proposed (2003: CHF 0.70)

Q4 2004 Highlights (Q4 04 vs Q4 03):
•	Revenues of EUR 4.7 billion, up 14% (16% in constant currency)
•	Gross margin increases at Adecco Staffing by 20bp and Ajilon Professional by 60bp
•	Operating income margin increases to 3.9% (2003: 2.4%)
•	Net income of EUR 105 million, up 105% (2003: EUR 51 million)

Chéserex, Switzerland – March 16, 2005: The Adecco Group, the worldwide leader in Human Resources services, announced today results for the fourth quarter and full year 2004.

Jérôme Caille, Adecco Group Chief Executive Officer, said: “In the fourth quarter, our double-digit sales growth combined with improved gross margins at Adecco Staffing and Ajilon brings the year 2004 to a successful end. In the full-year, we achieved satisfactory sales growth in parallel with stabilizing margins in the business units, despite handling the additional challenges of the 2003 reporting delay. This result reflects our strong relationships with our clients, our own people, and our associates. In addition, we have substantially improved our internal controls – in particular at Adecco US - and further reduced net debt, providing a solid foundation to support our business expansion going forward. We enter 2005 with confidence and momentum. All three of Adecco’s divisions are well placed for future growth,” said Caille.

Sales
Group sales for the fiscal year of 2004 were EUR 17.2 billion, a 6% increase compared to the fiscal year of 2003. Sales for the fourth quarter of 2004 were EUR 4.7 billion, a 14% increase over the fourth quarter of 2003.

Gross Margin
Fourth quarter gross margin increased at our two major divisions: Adecco Staffing (15.2% vs. 15.0% in 2003) and Ajilon (24.1% vs 23.5% in 2003). Full year gross margin was stable at Adecco Staffing (15.0%) and increased at Ajilon (24.2% vs 23.7% in 2003). The business mix effect of lower LHH Career Services division revenues was the driver of the group gross margin decline by 10bp (16.7% vs. 16.8% in 2003) in the fourth quarter and by 30 bp for the full year (16.7% vs. 17.0% in 2003). Provision releases in France for social charges affecting gross margin in the fourth quarter were EUR 26 million (2003: EUR 55 million) and for the full year were EUR 38 million (2003: EUR 61 million). In North America there were no significant changes in provisions affecting gross margin in the fourth quarter or the year (vs. EUR 34 million increase in Q4 2003).

1 Net debt is a non-US GAAP measure and comprises short-term and long-term debt (and off balance sheet debt in 2003 only of EUR 36 million relating to the UK securitisation) less cash and cash equivalents and short-term investments

Adecco SA, FY04 results	Page 1 of 4

Operating Costs
As a percentage of sales, operating costs were reduced to 12.8% (2003: 14.2%) in the fourth quarter including expensing of costs associated with the financial reporting delay of EUR 2 million (2003: EUR 6 million) and expensing of stock options of EUR 5 million (2003: EUR 6 million).

Operating Income
Operating margin improved by 150bp to 3.9% in the fourth quarter (2003: 2.4%). For the full year operating income margin was stable at 3.1% (2003: 3.1%). The costs of the 2003 financial reporting delay reduced operating income margin by 40bp for the year. Before these costs, operating income margin increased to 3.6% (2003: 3.2%) for the full year.

Provision for income taxes
The effective tax rate for the full year was 36.5% compared with 29.2% last year. The provision for income taxes increased by EUR 46 million to EUR 174 million this year. The increase in the 2004 effective tax rate was mainly due to expenses associated with the 2003 financial reporting delay receiving a lower tax benefit, and changes in the mix of income being taxed at higher tax rates.

Net income and EPS
Net income was up 9% to EUR 332 million in 2004, a basic EPS of EUR 1.77 for 2004 compared to EUR 1.63 for 2003. Net income and basic EPS figures include EUR 30 million gain on sale of jobpilot in April 2004 and EUR 83 million of costs related to the 2003 financial reporting delay. Excluding these two principal effects underlying net income increased by 20%.

Balance sheet, cash-flow, and net debt
The Group balance sheet was significantly strengthened during the year. Cash-flow for the year was strongly positive principally due to higher cash inflows from operations during the fourth quarter, which benefited from an extra week of trading. The Group repaid EUR 300 million of gross debt in the fourth quarter and ended the year with cash and short term investments of EUR 1.2 billion. Net debt was significantly reduced by EUR 625 million to EUR 299 million during the year. Both Standard & Poor’s and Moody’s rate Adecco’s debt as investment grade.

Currency impact2
Currency fluctuations in the fourth quarter reduced reported sales by 2% but increased operating income by 5% due to the strengthening of the Euro against the US Dollar together with the turnaround in the Adecco US from a loss to a profit. Over the full year, the currency impact reduced sales and operating income by 3% and 1%, respectively.

53rd accounting week impact
The fiscal year 2004 includes 53 weeks compared to 52 weeks in 2003. The additional sales of the extra week were EUR 214 million which generated operating income of approximately EUR 10 million. Excluding the extra week and in constant currency, sales increased 11% and 8% for the quarter and full-year respectively.

Divisional performance

Adecco Staffing Division
For the year the division accounted for EUR 15.3 billion or 89% of group revenue and 85% of total contribution generated by operating units. The seven geographical regions discussed below account for over 84% of the division’s revenues. Overall, the division achieved revenue growth of 5% for the full year, and 9% for Q4, excluding the impact of the 53rd week. The division’s operating income rose 24% and operating margins for the year increased by 60bp to 4.1%, and in Q4 by 130bp to 4.5%.

2 All percentage comparisons are expressed in Euro unless stated otherwise

Adecco SA, FY04 results	Page 2 of 4

Q404 sales growth in constant currency for key Adecco Staffing business units were as follows:

	14 weeks	13 weeks

Adecco France	17%	12%
Adecco North America	11%	6%
Adecco Japan	18%	14%
Adecco Italy	17%	14%
Adecco Benelux	21%	15%
Adecco UK	6%	3%
Adecco Germany	30%	24%

Ajilon Professional Division
In the Ajilon Professional Division, which represented 10% of group revenues and 12% of total contribution generated by operating units, sales for the year were up 7% to EUR 1.8 billion with a 51% increase in operating income reflecting improving gross margins and operational gearing.

This good operating performance continued in Q4 with Ajilon Professional revenues increasing by 16% and operating income ahead by 191%. Q404 sales growth in constant currency for key Ajilon Professional business units were as follows:

	14 weeks	13 weeks

Ajilon North America	21%	15%
Ajilon UK	17%	11%

LHH Career Services Division
In the LHH Career Services Division, which represented 1% of group sales and 3% of total contribution generated by operating units, revenues fell by 27% over the year, but the rate of decline slowed in Q4 to -13% (-15% on a 13-week basis), showing improvement over prior periods. This reflects general market conditions. Operating margins at 17.0% remained the highest in the Group.

Dividend and AGM
The Board of Directors will propose a dividend increase of 43% to CHF 1.00 per share (2003: CHF 0.70) for the approval by shareholders at the Annual General Meeting, which is scheduled for May 26, 2005 in Lausanne. The proposal implies a dividend payout ratio on Net Income before extraordinary costs of the 2003 financial reporting delay and the gain on sale of jobpilot of 32%, in line with historic payout ratios. The dividend for the shares is planned to be paid on June 8, 2005, and the dividend for the ADRs is planned to be paid on July 12, 2005.

Litigation and regulatory matters; termination of SEC investigation
The staff of the US Securities and Exchange Commission recently notified Adecco that its investigation has been terminated and that no enforcement action has been recommended. In addition, the SWX Swiss Stock Exchange closed its preliminary investigation into Adecco’s compliance with applicable accounting and regular reporting requirements without any sanctions, while Adecco has appealed a reprimand, the lowest level of sanction without monetary penalty, issued in relation to the ad hoc publicity rules. Class action lawsuits in the USA are still pending, although Adecco believes that there is no merit to the allegations, has filed a motion to dismiss, and will continue to defend itself vigorously. The previously announced US state unemployment tax review and French antitrust investigation are also ongoing.

There can be no assurance that the resolution of any of these matters will not have a material adverse effect on Adecco’s consolidated financial position, results of operations, or cash flows.

Outlook
The key drivers for the industry are global GDP trends in developed and emerging markets and labour market flexibility as a result of more favourable regulation. These indicators are at present broadly

Adecco SA, FY04 results	Page 3 of 4

positive for the staffing services market in 2005. With our continuing focus on profitable sales growth through the expansion of our branch network and extension of our service lines, we look for further organic sales growth and margin improvements at or above market levels in 2005.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: global GDP trends; the demand for and changes in legislation of temporary work; the assertion and resolution of US unemployment tax assessments and the French anti-trust investigation; the resolution of the US class action litigation; other regulatory enquiries relating to the 2003 financial reporting delay; any adverse developments in existing commercial relationships, disputes or legal proceedings; and intense competition in the markets in which the Company competes.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco
Adecco S.A. is a Fortune Global 500 company and the global leader in HR Solutions. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations
Investor.relations@adecco.com or +41 (0) 44 878 8884

Adecco Corporate Press Office
Press.office@adecco.com or +41 (0) 44 878 8832

Cubitt Consulting
kate.martens@cubitt.com or +44 (0) 207 367 5100

There will be an audio webcast of the analyst conference at 1500 CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Adecco SA, FY04 results	Page 4 of 4

PRESS RELEASE - Annexes

Consolidated Statements of Operations

EUR millions	Three months ended				Twelve months ended

	January 2, 2005	December 28, 2003	% change		January 2, 2005	December 28, 2003	% change

			EUR	Constant			EUR	Constant

Net service revenues	4,691	4,130	14%	16%	17,239	16,226	6%	9%
Direct costs of services	(3,906)	(3,438)			(14,365)	(13,469)

Gross margin	785	692	13%	15%	2,874	2,757	4%	7%
	16.7%	16.8%			16.7%	17.0%

Selling, general & administrative expenses	(602)	(588)			(2,343)	(2,242)
Amortisation of intangibles	-	(4)			(1)	(6)

Operating income	183	100	83%	78%	530	509	4%	5%
	3.9%	2.4%			3.1%	3.1%

Interest and other expenses	(15)	(12)			(54)	(70)
Provision for income taxes	(63)	(33)			(174)	(128)

Income from continuing operations and	105	55	91%		302	311	-3%
before cumulative effect of change in
accounting principle	2.2%	1.3%			1.7%	1.9%

Income (loss) from discontinued operations	-	(1)			30	(3)
Cumulative effect of change in accounting principle, net of tax	-	(3)			-	(3)

Net income	105	51	105%		332	305	9%

	2.2%	1.2%			1.9%	1.9%

Basic earnings per share:
Continuing operations	0.56	0.29			1.61	1.66
Discontinued operations	-	-			0.16	(0.01)
Cumulative effect of change in accounting principle	-	(0.02)			-	(0.02)

Net income	0.56	0.27			1.77	1.63

Diluted earnings per share:
Continuing operations	0.53	0.29			1.54	1.63
Discontinued operations	-	-			0.15	(0.01)
Cumulative effect of change in accounting principle	-	(0.02)			-	(0.01)

Net income	0.53	0.27			1.69	1.61

Weighted average shares	187,290,558	186,859,606			187,074,416	186,744,214
Diluted shares	199,682,972	202,819,869			201,328,174	195,777,267

Adecco SA - Q4 2004 Results	Page 1 of 8	16/03/2005

PRESS RELEASE - Annexes

Net Service Revenues and Operating Income by Division & Geographical Segment

Q4 2004	Net Services Revenues				Operating Income [1]

EUR millions	2004	2003	Variance %		2004	2003	Variance %

			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	2,855	2,436	17	17	152	169	-11	-11
North America	756	732	3	11	17	-66	n.m.	n.m.
Asia Pacific	449	399	12	17	19	15	29	34
Rest of World	110	101	8	16	0	-3	n.m.	n.m.

Total	4,170	3,668	14	16	188	115	61	55

Ajilon Professional
Europe	233	199	17	16	12	2	617	602
North America	189	166	14	21	12	6	96	111
Asia Pacific	61	51	21	24	2	1	104	116
Rest of World

Total	483	416	16	19	26	9	191	207

LHH Career Services
Europe	7	7	-3	-3	0	0	n.m.	n.m.
North America	31	39	-20	-14	5	17	-69	-66
Asia Pacific
Rest of World

Total	38	46	-18	-13	5	17	-70	-67

Total Operating Units	4,691	4,130	14	16	219	141	54	51

Adecco Group Summary
By Division
Adecco Staffing	4,170	3,668	14	16	188	115	61	55
Ajilon Professional	483	416	16	19	26	9	191	207
LHH Career Services	38	46	-18	-13	5	17	-70	-67

By Region
Europe	3,095	2,642	17	17	164	171	-5	-5
North America	976	937	4	12	34	-43	n.m.	n.m.
Asia Pacific	510	450	13	18	21	16	34	40
Rest of World	110	101	8	16	0	-3	n.m.	n.m.

Corporate Expenses					-36	-37
Amortisation of Intangibles					-	-4

Adecco Group	4,691	4,130	14	16	183	100	83	78

1) Contribution (Operating income before amortisation) on the division level

Adecco SA - Q4 2004 Results	Page 2 of 8	16/03/2005

PRESS RELEASE - Annexes

Net Service Revenues and Operating Income by Division & Geographical Segment

Dec YTD 2004	Net Services Revenues				Operating Income [1]

EUR millions	2004	2003	Variance %		2004	2003	Variance %

			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	10,399	9,529	9	9	513	497	3	3
North America	2,871	2,964	-3	7	43	-53	n.m.	n.m.
Asia Pacific	1,619	1,453	11	13	59	58	2	3
Rest of World	398	390	2	12	7	0	n.m.	n.m.

Total	15,287	14,336	7	9	622	502	24	23

Ajilon Professional
Europe	873	774	13	12	37	17	118	110
North America	698	704	-1	8	39	33	19	31
Asia Pacific	226	200	13	12	10	7	36	37
Rest of World

Total	1,797	1,678	7	10	86	57	51	57

LHH Career Services
Europe	26	31	-17	-17	-1	5	-115	-115
North America	129	181	-28	-20	27	63	-57	-52
Asia Pacific
Rest of World

Total	155	212	-27	-20	26	68	-61	-57

Total Operating Units	17,239	16,226	6	9	734	627	17	18

Adecco Group Summary
By Division
Adecco Staffing	15,287	14,336	7	9	622	502	24	23
Ajilon Professional	1,797	1,678	7	10	86	57	51	57
LHH Career Services	155	212	-27	-20	26	68	-61	-57

By Region
Europe	11,298	10,334	9	9	549	519	6	6
North America	3,698	3,849	-4	6	109	43	157	190
Asia Pacific	1,845	1,653	12	13	69	65	5	7
Rest of World	398	390	2	12	7	0	n.m.	n.m.

Corporate Expenses					-203	-112
Amortisation of Intangibles					-1	-6

Adecco Group	17,239	16,226	6	9	530	509	4	5

1) Contribution (Operating income before amortisation) on the division level

Adecco SA - Q4 2004 Results	Page 3 of 8	16/03/2005

PRESS RELEASE - Annexes

Net Service Revenues by Division & Geographical Segment
(Adjusted to 13 weeks for comparative purposes)

Q4 2004	Net Services Revenues					Net Services Revenues

EUR millions	2004	2003	Variance %		14th Week Revenue 2004	2004 Adjusted *	2003	Variance %

			EUR	Constant				EUR	Constant

Adecco Staffing
Europe	2,855	2,436	17	17	131	2,724	2,436	12	12
North America	756	732	3	11	34	722	732	-1	6
Asia Pacific	449	399	12	17	18	431	399	8	12
Rest of World	110	101	8	16	5	105	101	3	10

Total	4,170	3,668	14	16	188	3,982	3,668	9	11

Ajilon Professional
Europe	233	199	17	16	11	222	199	11	11
North America	189	166	14	21	11	178	166	8	15
Asia Pacific	61	51	21	24	3	58	51	15	19
Rest of World

Total	483	416	16	19	25	458	416	10	13

LHH Career Services
Europe	7	7	-3	-3		7	7	-9	-9
North America	31	39	-20	-14	1	30	39	-22	-16
Asia Pacific
Rest of World

Total	38	46	-18	-13	1	37	46	-20	-15

Total Operating Units	4,691	4,130	14	16	214	4,477	4,130	8	11

Adecco Group Summary

Adecco Group Summary
By Division
Adecco Staffing	4,170	3,668	14	16	188	3,982	3,668	9	11
Ajilon Professional	483	416	16	19	25	458	416	10	13
LHH Career Services	38	46	-18	-13	1	37	46	-20	-15

By Region
Europe	3,095	2,642	17	17	142	2,953	2,642	12	12
North America	976	937	4	12	46	930	937	-1	6
Asia Pacific	510	450	13	18	21	489	450	8	13
Rest of World	110	101	8	16	5	105	101	3	10

Adecco Group	4,691	4,130	14	16	214	4,477	4,130	8	11

*) Adjusted to 13 weeks for comparability

Adecco SA - Q4 2004 Results	Page 4 of 8	16/03/2005

PRESS RELEASE - Annexes

Net Service Revenues by Division & Geographical Segment
(Adjusted to 52 weeks for comparative purposes)

Dec YTD 2004	Net Services Revenues					Net Services Revenues

EUR millions	2004	2003	Variance %		53rd Week Revenue 2004	2004 Adjusted *	2003	Variance %

			EUR	Constant				EUR	Constant

Adecco Staffing
Europe	10,399	9,529	9	9	131	10,268	9,529	8	8
North America	2,871	2,964	-3	7	34	2,837	2,964	-4	5
Asia Pacific	1,619	1,453	11	13	18	1,601	1,453	10	12
Rest of World	398	390	2	12	5	393	390	1	10

Total	15,287	14,336	7	9	188	15,099	14,336	5	8

Ajilon Professional
Europe	873	774	13	12	11	862	774	11	10
North America	698	704	-1	8	11	687	704	-2	7
Asia Pacific	226	200	13	12	3	223	200	12	10
Rest of World

Total	1,797	1,678	7	10	25	1,772	1,678	6	9

LHH Career Services
Europe	26	31	-17	-17		26	31	-19	-18
North America	129	181	-28	-20	1	128	181	-29	-21
Asia Pacific
Rest of World

Total	155	212	-27	-20	1	154	212	-27	-20

Total Operating Units	17,239	16,226	6	9	214	17,025	16,226	5	8

Adecco Group Summary
By Division
Adecco Staffing	15,287	14,336	7	9	188	15,099	14,336	5	8
Ajilon Professional	1,797	1,678	7	10	25	1,772	1,678	6	9
LHH Career Services	155	212	-27	-20	1	154	212	-27	-20

By Region
Europe	11,298	10,334	9	9	142	11,156	10,334	8	8
North America	3,698	3,849	-4	6	46	3,652	3,849	-5	4
Asia Pacific	1,845	1,653	12	13	21	1,824	1,653	10	12
Rest of World	398	390	2	12	5	393	390	1	10

Adecco Group	17,239	16,226	6	9	214	17,025	16,226	5	8

Adecco SA - Q4 2004 Results	Page 5 of 8	16/03/2004

PRESS RELEASE - Annexes

Sales Performance Main Business Units (53 weeks and adjusted 52 weeks)

	53 weeks		Adj 52 weeks

Q4 2004	Q404/Q403 Variance (%)		Q404/Q403 Variance (%)

	In Euro	In Constant Currency	In Euro	In Constant Currency

Adecco France	17	17	12	12

Adecco North America	3	11	(1)	6

Adecco Japan	13	18	8	14

Adecco Italy	17	17	14	14

Adecco Benelux	21	21	15	15

Adecco UK	7	6	3	3

Ajilon North America	14	21	7	14

Adecco Iberia	10	10	2	2

Ajilon UK	18	17	12	11

Adecco Nordics	33	34	26	27

Adecco Germany	30	30	24	24

Adecco Switzerland	17	16	11	10

LHH	(18)	(13)	(20)	(15)

	53 weeks		Adj 52 weeks

FY 2004	Q404/Q403 variance (%)		Q404/Q403 variance (%)

	In Euro	In Constant Currency	In Euro	In Constant Currency

Adecco France	7	7	6	6

Adecco North America	(3)	7	(4)	5

Adecco Japan	11	14	9	12

Adecco Italy	15	15	14	14

Adecco Benelux	13	13	12	12

Adecco UK	7	6	6	5

Ajilon North America	(1)	8	(2)	7

Adecco Iberia	7	7	5	5

Ajilon UK	14	12	12	11

Adecco Nordics	15	18	13	16

Adecco Germany	16	16	14	14

Adecco Switzerland	10	11	8	10

LHH	(27)	(20)	(27)	(20)

Adecco SA Q4 2004 Results	Page 6 of 8	16/03/2005

PRESS RELEASE - Annexes

Consolidated Balance Sheets

EUR millions
	January 2,	December 28,
	2005	2003

ASSETS
Current Assets
Cash and cash equivalents	879	565
Short-term investments	324	403
Trade accounts receivable, net	3,149	2,947
Other current assets	260	308
Current assets from discontinued operations	-	14

Total current assets	4,612	4,237

Property, equipment and leasehold improvements, net	261	327
Other assets	364	448
Intangibles, net	8	3
Goodwill, net	1,196	1,241
Other assets from discontinued operations	-	60

Total assets	6,441	6,316

LIABILITIES
Current liabilities

Short-term debt and currentmaturities of long-term debt	230	377
Accounts payable and accrued expenses	3,025	2,772
Current liabilities from discontinued operations	-	12

Total current liabilities	3,255	3,161

Long-term debt	1,272	1,479
Other liabilities	139	125
Other liabilities from discontinued operations	-	4

Total liabilities	4,666	4,769

Minority interests	2	0

SHAREHOLDERS' EQUITY
Common shares	116	116
Additional paid-in capital	2,027	1,993
Accumulated deficit	(357)	(602)
Accumulated other comprehensive income (deficit)	(12)	45

	1,774	1,552
Less: Treasury stock, at cost	(1)	(5)

Total shareholders' equity	1,773	1,547

Total liabilities and shareholders' equity	6,441	6,316

Adecco SA - Q4 2004 Results	Page 7 of 8	16/03/2005

PRESS RELEASE - Annexes

Consolidated Statements of Cash Flows

EUR millions	Twelve months ended

	January 2,	December 28,
	2005	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	332	305
Adjustments to reconcile net income (loss) to net cash and cash equivalents from operating activities of continuing operations:
(Income) / loss from discontinued operations	(30)	3
Depreciation	119	136
Stock-based compensation	20	6
Allowance for doubtful accounts	25	43
Amortisation of intangibles	1	7
Deferred income tax	(3)	65
Other charges	14	25
Changes in operating assets and liabilities
of acquisitions:
Trade accounts receivable	(281)	(219)
Accounts payable and accrued expenses	331	94
Other current assets	16	18
Non-current assets and liabilities	(2)	(30)

Cash flows from operating activities of continuing operations	542	453

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net of proceeds	(67)	(52)
Purchase of short-term investments	(168)	(403)
Proceeds from sale of short-term investments	278	-
Other investing activities	62	15

Cash flows from (used in) investing activities of continuing operations	105	(440)

CASH FLOW FROM FINANCING ACTIVITIES
Net decrease in short-term debt	(11)	(167)
Increase in long-term debt	0	580
Repayment of long-term debt	(336)	(74)
Dividends paid to shareholders	(86)	(75)
Common stock options exercised	7	9
Other financing activities	27	92

Cash flows from (used in) financing activities of continuing operations	(399)	365

Effect of exchange rate changes on cash	2	(21)

Net proceeds from sale of discontinued operations	64	-

Net increase in cash and cash equivalents	314	357

Cash and cash equivalents:
Beginning of period	565	208

End of period	879	565

Supplemental disclosure of non-cash investing activities:
Stock received in the sale of jobpilot	24	-

Adecco SA - Q4 2004 Results	Page 8 of 8	16/03/2005

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

March 17, 2005 (Date)	/s/ Jim Fredholm Jim Fredholm Chief Financial Officer

/s/ Hans R. Brütsch Hans R. Brütsch Corporate Secretary